4/7

04024204

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dairy Farm Int'l Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 2962 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/12/04

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Dairy Farm

04 APR -7 7:21

Our goal is to create long-term shareholder value by satisfying Asian consumers' needs for wholesome fresh foods, and consumer and durable goods.



AR/S
12-31-03

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

Annual Report 2003

Giant
Cold Storage — The fresh food people
SHOP N SAVE — We work harder... to save you more!
guardian
HERO
Starmart
PHOTO FINISH
FOOD WORLD
HEALTH AND GLOW
wellcome
7-ELEVEn
mannings
Vellcome
Maxim's
STARBUCKS COFFEE
IKEA 宜家傢俬
OLIVE YOUNG

CONTENTS

Internet website
www.dairyfarmgroup.com

CORPORATE INFORMATION

Directors

SIMON KESWICK
Chairman

PERCY WEATHERALL
Managing Director

RONALD J FLOTO
Managing Director

JONATHAN GOULD

GEORGE JOSEPH HO

BRIAN KEELAN

HENRY KESWICK

DR GEORGE C G KOO

R C KWOK JP

C G R LEACH

NORMAN LYLE

HOWARD MOWLEM

OWEN PRICE

Company Secretary and Registered Office

C H WILKEN

Jardine House
33-35 Reid Street
Hamilton
Bermuda

Dairy Farm Management Services Limited

Directors

PERCY WEATHERALL
Chairman

RONALD J FLOTO
Group Chief Executive

HOWARD MOWLEM
Group Finance Director

ED CHAN
Regional Director, North Asia

MICHAEL KOK
Regional Director, South Asia

MICHAEL WU
Managing Director, Maxim's

JONATHAN GOULD

BRIAN KEELAN

NORMAN LYLE

Corporate Secretary

N M MCNAMARA

Dairy Farm International Holdings Limited

Dairy Farm is a leading pan-Asian retailer. At 31st December 2003, the Group and its associates operated 2,570 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 56,800 people in the region; and had 2003 total sales of US$4.5 billion.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.

Corporate Overview

Our vision is to be a leading retailer in Asia in terms of sales and long-term shareholder value creation.

High-Quality, Low-Cost Retailing

Dairy Farm aims to be a leader in all its market sectors. Our core strategic plan is to focus on retailing – we strive to offer consumers value-for-money through the low-cost, efficient distribution of high-quality foods, and consumer and durable goods in our supermarkets, hypermarkets, health and beauty, convenience and home furnishings stores.

Asia Focus

The Group is geographically committed to Asia. In addition to developing our existing operations, we will achieve growth by exploring new investment opportunities within the region.

Multiple Formats, Shared Services

We operate multiple formats in most markets and achieve economies of scale by supporting these with shared infrastructure for logistics, human resources, finance, procurement and information technology systems.

Long-Term Shareholder Value Creation

The Group's basic philosophy is to maintain financial strength through prudent financing. We take a long-term view of business development and believe in striking a balance between investment in mature cash-flow activities and investment in new businesses. Shareholder value creation is the performance yardstick for the long-term incentive programme of the management of the Company.

Dairy Farm International Holdings Limited

Annual General Meeting 2004

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Dairy Farm International Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 5th May 2004 at 9.00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2003, and to declare a final dividend.
2. To re-elect Directors.
3. To fix the Directors' fees.
4. To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

5. That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Senior Executive Share Incentive Schemes, shall not exceed US$3.6 million, and the said approval shall be limited accordingly.

6. That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 5 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C H WILKEN
Company Secretary

25th March 2004

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 5

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 6

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢$5\frac{5}{9}$ and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 5th March 2004, the latest practicable date prior to the publication of this document, a total of 17,434,137 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 1.29% of the issued share capital at that date and 1.52% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Annual Report & Notice of AGM
Released	08:26 25 Mar 2004
Number	9194W

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

ANNUAL REPORT 2003 AND NOTICE OF 2004 ANNUAL GENERAL MEETING

Dairy Farm International Holdings Limited announces that its Annual Report for the year ended 31st December 2003, the Notice of the 2004 Annual General Meeting and the Form of Proxy have been posted to shareholders today, Thursday, 25th March 2004. Full details are available on the Company's website at www.dairyfarmgroup.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

25th March 2004

www.dairyfarmgroup.com

END

Company website

Highlights

- Underlying earnings per share increase 39%
- Acquisitions in Singapore, Malaysia, Indonesia and Taiwan
- Maxim's results affected by SARS
- Final dividend up 60%, following special dividend of US¢30.00 per share

- Results

	2003 US$m	2002 US$m	Change %
Sales from continuing operations			
– Subsidiaries	**3,457**	2,987	16
– Include associates	**4,499**	3,965	13
Underlying profit attributable to shareholders	**126**	102	24
Underlying EBITDA to sales	**6.6%**	5.8%	0.8%
Underlying PBIT to sales	**3.8%**	2.7%	1.1%

	US¢	US¢	%
Underlying earnings per share	**9.25**	6.64	39
Earnings per share	**9.25**	22.41	(59)
Underlying cash flow per share from operating activities	**19.68**	18.34	7
Dividends per share	**4.60**	3.00	53
Special dividend per share	**30.00**	–	n/a

Chairman's Statement

> *"Dairy Farm continued to perform strongly in 2003 with good financial results, four acquisitions, and a substantial return of value to shareholders."*

Overview

Dairy Farm continued to perform strongly in 2003 with good financial results, four acquisitions, and a substantial return of value to shareholders. Management remains focused on profitable growth in Asia.

Performance

Partly enhanced by a share tender offer in February 2003, underlying earnings per share rose from US¢6.64 to US¢9.25. Sales from continuing activities for the year, including associates, increased 13% to US$4.5 billion, while underlying profit increased by 24% to US$126 million. Profit in 2002 was US$343 million, which included an exceptional gain from the disposal of Woolworths New Zealand.

In view of the strong performance, the Board has recommended a final dividend of US¢3.20 per share, increased from US¢2.00 in 2002. Together with the interim dividend of US¢1.40 per share, this gives a total ordinary dividend of US¢4.60 for 2003, compared with US¢3.00 in 2002.

Corporate Developments

Steps were taken to improve the efficiency of the balance sheet by introducing a prudent level of gearing and, in the process, returning value to shareholders. A share tender offer was launched in February and resulted in the repurchase of 10.3% of the issued share capital at a total cost of US$178 million. This was followed in October by a special dividend of US$398 million, making a total return to shareholders of US$576 million.

Operations

In North Asia, sales increased by 13% while profits grew by 65%. Wellcome Hong Kong showed significant improvement, despite low margins and difficult economic conditions. Mannings Hong Kong continued to achieve strong growth in the health and beauty sector, and was again one of our best performing businesses. 7-Eleven Hong Kong had disappointing sales, but is expected to improve with a stronger economy.

IKEA Hong Kong and Taiwan benefited from improved sales, and have the potential for good growth. Wellcome Taiwan reaped the benefit of the acquisition of a chain of 22 stores to achieve solid improvement in profit. Our 7-Eleven business in Southern China continued its store roll-out ending the year with 150 stores. In South Korea, Olive Young, our 50%-owned health and beauty chain, continued to expand with the addition of seven new stores during the year and is demonstrating good potential.

The results for Maxim's, our Hong Kong restaurant associate, were adversely affected by the SARS

Total Sales



US$b
5
4
3
2
1
0
2001*
2002*
2003
Associates
South Asia
North Asia

* *Continuing operations only.*

epidemic in the second quarter, but partially recovered in the second half.

Our businesses in Southeast Asia continued to perform strongly, increasing sales by 24% and profits by 48%, and completing three acquisitions. The increase in results in Singapore was led by Cold Storage supermarkets, and Malaysia improved for the fourth consecutive year. We opened six Giant hypermarkets, our main growth format, continuing its establishment as a leading retailer in the region. We also opened 56 Guardian health and beauty stores, producing strong returns and good potential for further growth. Indonesia remains a challenging market, although we are confident that its formats are making progress.

During the year, 32 Tops supermarkets in Malaysia and a further 22 in Indonesia were acquired. We also acquired the 35-store Shop N Save chain in Singapore to complement our Cold Storage supermarket operation. These acquisitions represent the successful implementation of our strategy to build on our leading positions in existing markets.

People

James Watkins retired from the Board at the end of 2003 after more than six years of service, and we would like to express our appreciation for his valuable contribution to the Group throughout this period. We are also pleased to welcome Jonathan Gould who has been appointed to the Board as his successor.

Dairy Farm's continuing success is a result of loyal employees, and a stable, focused management team. I wish to express the thanks of the Board to all employees for their efforts in 2003.

Prospects

With strong financials and focused operations, Dairy Farm is well placed for further growth in Asia during 2004.

Simon Keswick
Chairman

24th February 2004

"With strong financials and focused operations, Dairy Farm is well placed for further growth in Asia during 2004."

Underlying Earnings Per Share


US¢
10
8
6
4
2
0
2001
2002
2003

Group Chief Executive's Review

> *"We are a leading regional retailer operating successfully for over 100 years, with good local knowledge and established market positions in all formats."*

Underlying EBITDA to Sales



%
8
6
4
2
0
2001
2002
2003

Our improved performance in 2003 reflects the continuing benefit of focusing on our home region of Asia, where we have operated successfully for over 100 years. We are a leading regional retailer, with good local knowledge and established market positions in all formats.

We have made good progress in the implementation of our strategy, which is to:

- Focus exclusively on retailing in Asia;
- Operate multiple retail formats tailored to local markets;
- Build leading market positions; and
- Operate efficient support functions: shared logistics, procurement and administration.

We have an efficient financial structure and are not capital constrained. Capital expenditure is tightly controlled, but we have the experience and confidence to take advantage of opportunities as they arise. This was demonstrated in 2003 with four significant acquisitions that will increase market share and enhance productivity in Singapore, Malaysia, Taiwan and Indonesia. This brings to ten the number of acquisitions the Group has made since 2000.

The Group also reached several important milestones in 2003:

- In March, we repurchased 158 million shares, representing 10.3% of our issued capital, for a total cost of US$178 million.
- In July, we declared a special dividend of US¢30.00 per share, returning US$398 million to shareholders.
- Cold Storage celebrated its centenary of continuous service to Singapore. The celebration was capped with a gala ball in October when US$600,000 was presented to local charities.
- Also in Singapore, 7-Eleven opened its 200th store.
- Guardian Malaysia celebrated opening its 100th store in May, and Mannings Hong Kong opened its 200th store in December.
- We opened six Giant hypermarkets, ending the year with nine in Malaysia, four in Singapore, and six in Indonesia.
- Maxim's opened its first Starbucks outlet in Guangzhou in August, and has four stores in China.

Regional Review

SARS had a dramatic effect in the region in the first half of 2003 reducing sales at Maxim's, 7-Eleven and Photo Finish. Sales of these businesses have improved post-SARS. In contrast, supermarket and health and beauty store sales increased during that period.

North Asia

Hong Kong

Wellcome was our most improved business in 2003. The team has a clear strategy and tight control over costs. We continued to upgrade the store network opening four stores, closing eight and completing 29 major refurbishments.

7-Eleven had a soft year with only a modest sales increase. We opened 20 stores and closed 13 to end the year with 484, of which 260 are franchised stores. The business is a solid performer and we expect improved results as more services and better merchandising are introduced.

Mannings delivered record results. Targeted promotions complemented by excellent customer service resulted in the sixth consecutive year of improvement. The total number of outlets increased to 204. Mannings was awarded Hong Kong's Retailer of the Year in its category for the fourth consecutive year.

IKEA, our home furnishings business operating in Hong Kong and Taiwan, improved its performance significantly in the second half. We have secured a new site in Kowloon, and additional space for the Hong Kong Island store. IKEA has solid prospects for growth as we establish a network of larger, more modern stores.

Maxim's had a very challenging year. Sales fell 9% in the first half compared to 2002, with the second quarter particularly affected. The business recovered somewhat in the second half, but annual profits declined 31% compared to the prior year. Starbucks continued to expand with eight new outlets in Hong Kong, bringing the total to 42 since its launch in mid-2000.

Mainland China

7-Eleven opened 31 convenience stores in Guangdong and Shenzhen to reach a total of 150 stores. Competition is intense, but we are increasingly confident of our prospects as we gain more experience.

Maxim's opened two more Starbucks outlets in Southern China bringing the total to four. We are pleased with the early results.

Taiwan

Wellcome supermarkets performed well, assisted by the integration of 22 newly acquired Kayo stores. We opened 11 stores including Jasons Market Place, a gourmet store located in Taipei 101 – the world's tallest building. Wellcome, with 154 supermarkets, will continue to extend its leading position through further consolidation of the supermarket sector. As part of this strategy, Wellcome acquired eight Sunmart supermarkets in January 2004.

Korea

Olive Young, the Group's 50%-owned associate, expanded its health and beauty chain with encouraging results. We opened seven stores ending the year with 12. Korea is a promising market for health and beauty and we plan to continue to expand.

Return on Average Shareholders' Funds



%
30
20
10
0
2001
2002
2003

South Asia

Singapore

Singapore performed strongly, particularly in **Cold Storage** supermarkets which increased share of the middle and upper market segments while reducing expenses. The Shop N Save acquisition will enable a valuable penetration of Singapore's heartland markets. We opened three new stores ending the year with 75 supermarkets.

Giant opened a fourth hypermarket in December, establishing itself as Singapore's leading hypermarket chain. Overall performance improved further in 2003.

Guardian opened 11 new stores reaching 107 as results improved markedly.

7-Eleven continues to grow with innovative new products and services. Thirty-five stores were opened to end the year with 206 outlets, including 74 franchised stores.

Photo Finish had a challenging year as SARS affected the travel market. The 'budget print' service introduced in all Dairy Farm's retail outlets in Singapore is proving to be popular.

Malaysia

Giant had another very good year. We opened a new hypermarket, five supermarkets and acquired 32 Tops stores. At year-end, the chain comprised nine hypermarkets and 47 supermarkets, and is the clear leader in food and one of the country's largest retailers. The Tops acquisition extended our presence to East Malaysia for the first time, an important element in completing a national network.

Guardian, the leading health and beauty chain in Malaysia, had another successful year with record results. Twenty-seven new stores were opened, bringing the total to 123. The Guardian brand is widely recognised by Malaysian consumers as a trusted pharmacy.

Indonesia

Hero supermarkets had a challenging year as we repositioned to counter competition from hypermarkets. We are confident that our repositioning program will begin to show results in the near future. Hero acquired 22 Tops stores and opened two supermarkets to bring the network to 105 at year-end. The Tops stores were converted to the Hero banner, significantly strengthening our presence in the regional cities of Bandung and Surabaya.

Giant expanded rapidly opening four stores. The wide range and low prices of the six Giant hypermarkets are well suited to the Indonesian market, and the business is performing well. We plan to open three additional hypermarkets in 2004.

India

Foodworld, the Group's 49%-owned supermarket joint venture, opened 12 new stores bringing the total to 92 outlets. Performance is slowly improving, but the business continued to incur a loss.

Health and Glow, the Group's 50%-owned health and beauty joint venture, showed some improvement during the year. We added 10 stores bringing the total to 23 and plan to continue to expand the business in 2004.

The Year Ahead

We shall continue to pursue our strategy for expansion in Asia. Our priorities for capital expenditure are:

- Organic growth through store refurbishments and network expansion:
  - Opening hypermarkets in Malaysia, Indonesia and Singapore;
  - Expanding the IKEA network in Hong Kong and Taiwan; and
  - Growing in Mainland China;
- Further bolt-on acquisitions in existing markets; and
- Entering new Asian countries, preferably by acquisition.

Current indications are that economic conditions will improve in Asia in 2004, and Dairy Farm is well positioned to take advantage of opportunities. Nevertheless, local competitive conditions are almost always equally as important as the economy and we see a typically challenging year in this regard.

Our improvement is only possible with the continued support and dedication of our staff, and I thank them sincerely for their considerable achievements in 2003.

Ronald J Floto
Group Chief Executive

24th February 2004

Business Profile

惠康 wellcome

Wellcome is a leading supermarket retailer in Hong Kong, serving more than 13 million customers every month. The chain is committed to providing a one-stop shopping service to customers through "Super Fresh Food, Friendly Service and Low Prices".

mannings

Mannings is Hong Kong's largest health and beauty retailer. As Hong Kong's Retailer of the Year in its category for the fourth consecutive year, the chain is continuing to expand its business and provide superior service to its customers.

IKEA 宜家傢俬

IKEA is a leading international home furnishings business which the Group operates in Hong Kong and Taiwan. The chain offers a wide range of products with good design and function at affordable prices. Plans are in hand to expand this popular retail concept.

頂好 Wellcome

Positioned as a friendly, neighbourhood supermarket, Wellcome commands a substantial share of Taiwan's food retailing sector. The recently opened Jasons Market Place at Taipei 101 has expanded the business into gourmet food retailing.

7-ELEVEN

7-Eleven is the largest convenience store chain in both Hong Kong and Singapore offering fresh and fast food as well as a range of value-added services. Dairy Farm also operates over 150 7-Eleven stores through a joint venture in Southern China.

OLIVE YOUNG

Dairy Farm operates Olive Young health and beauty stores in South Korea through a joint venture formed in 2002. Products range from cosmetics and personal care to general merchandise and in-store pharmacy concessions.

美心 Maxim's

Maxim's Group (Hong Kong) is a catering conglomerate operating over 350 outlets. It offers a diversified service comprising Chinese, Asian and European restaurants, fast food outlets, cake shops, Starbucks Coffee and institutional catering.

STARBUCKS COFFEE

Maxim's is a partner with Starbucks Coffee International, Inc. in operating Starbucks outlets in Hong Kong and Macau, with recent expansion into the Mainland with stores in Shenzhen and Guangzhou.

Giant

Giant operates its popular hypermarket formats in Malaysia, Singapore and Indonesia, and will continue to expand in Asia. Giant is Malaysia's leading retailer of food and general merchandise, operating supermarkets and superstores in that country.

Cold Storage *The fresh food people*

Cold Storage has been popular with Singaporean shoppers since 1903. The chain also operates gourmet supermarkets and G'Value discount stores in Singapore, as well as Cold Storage supermarkets in Malaysia.

SHOP N SAVE *We work harder . . . to save you more!*

The acquisition of Shop N Save supermarkets in 2003 helped extend our services to the price-conscious shoppers in Singapore's heartland markets. In total, 35 stores were acquired.

guardian

Guardian is a leading health and beauty chain in Malaysia, Singapore and Indonesia, and enjoys high consumer recognition for service quality and product range.

HERO **Starmart**

Hero is one of the largest supermarket retailers in Indonesia. Hero also operates Giant hypermarkets, Guardian pharmacies and Starmart convenience stores in the country.

PHOTO FINISH

With a strong presence in Singapore and Malaysia, Photo Finish is a leading photo developing and printing store. The chain is continuing to invest in new technology to maintain its competitive edge.

FOODWORLD

With a store network spanning five regional cities in Southern India, Foodworld is India's leading western-style food retailer, targeting the middle- and up-market consumers.

HEALTH AND GLOW

Established in 1997, Health and Glow has expanded its outlets in four regional cities in Southern India. Its innovative approach continues to redefine retail concepts for health and beauty products in the country. Its first store in Mumbai will open in early 2004.

Financial Review

"The results for 2003 show another year of solid growth in sales and profit, combined with strong cash flows and a sound balance sheet."

Underlying PBIT to Sales



%
4
3
2
1
0
2001
2002
2003

The results for 2003 show another year of solid growth in sales and profit, combined with strong cash flows and a sound balance sheet.

Performance

Sales from continuing operations excluding associates were US$3,457 million, a 16% increase over 2002. Operating profit before interest and tax ('PBIT') was US$130 million, an increase of US$50 million on 2002's underlying result. This represents a PBIT to sales of 3.8%, compared to 2.7% in the previous year. EBITDA to sales also improved to 6.6%, compared to 5.8% in 2002. After including profits from associates, the underlying profit attributable to shareholders was US$126 million, a 24% increase. All our major businesses improved except Maxim's, which was adversely affected by the SARS outbreak. The sale of Woolworths New Zealand resulted in an exceptional gain in 2002, and is treated as a discontinued operation.

A review by the Directors of the carrying values of the Group's owned properties was undertaken at the end of 2003, following the 2002 valuation performed by independent valuers. This indicated that there were no material movements in values other than in Hero, Indonesia. Our share of their revaluation deficit amounted to US$4.6 million and this amount has been taken directly to property revaluation reserves.

The tax charge for 2003 was US$18 million, compared to US$5 million in 2002, reflecting the Group's improved profitability.

Earnings per share ('EPS') were US¢9.25, compared to the previous year's underlying EPS of US¢6.64. The increase reflects profit improvements in all major markets, enhanced by share repurchases in March 2003:

	US¢
2002 underlying EPS	6.64
Profit improvements	1.95
Effect of share repurchases	0.66
2003 EPS	9.25

Cash Flow

The Group ended the year with net debt of US$125 million, compared to a net cash position of US$400 million in the previous year. The net outflow was mainly a result of the repurchase of shares for US$178 million and the special dividend of US$398 million during the year. The net debt to equity ratio was 50% at year-end, with net interest cover of 45 times.

Operating cash flows continued to be strong, with an inflow of US$269 million. This was slightly down on last year due to some one-off improvements in working capital in 2002, but our favourable creditors-to-stock ratio remained at a strong level, providing a cash inflow of US$31 million.

Normal capital expenditure was US$92 million compared to US$118 million in 2002. A further US$87 million was paid for acquisitions during the year.

Balance Sheet

Following the share repurchases and special dividend during the year, the Group achieved a more efficient balance sheet position at year-end, with shareholders' funds reduced from US$738 million to US$248 million. Total assets, excluding cash, of US$1,277 million were 14% higher than 2002, mainly as a result of the investment in new businesses and stores. Net operating assets excluding cash and debt totalled US$373 million, a 10% increase over the previous year.

Dividend

The Board has declared a final dividend of US¢3.20 per share. This will make a total dividend of US¢4.60 per share in respect of 2003, representing an increase of 53% over 2002 and a payout ratio of 50% of the Group's profit.

Financing

Borrowings are normally taken out in local currencies by the Group's operating subsidiaries to fund and partially hedge their investments. The Group, excluding associates, had committed banking facilities of US$361 million against gross debt of US$288 million at year-end. This represents an increase in gross borrowings of US$80 million during the year, and an increase in committed facilities of US$22 million. As at the year-end, the average life to maturity of committed facilities had increased to 5.9 years, compared to 3.3 years in 2002.

Net interest expense in 2003 increased slightly to US$6 million, from US$4 million in 2002. This was mainly the result of increased borrowings and reduced cash following the share repurchases, special dividend, and acquisitions.

Financial Risk Management

The main financial risks faced by the Group arise from interest rates and exchange rates. The Group uses financial instruments, including derivatives, to manage these risks. It is our policy not to engage in speculative activity and the Group avoids complex financial instruments.

2003 Capital Expenditure

Total by region: US$179m


Acquisitions (40%)
North Asia (29%)
South Asia (31%)

Store capex by format


Hypermarkets (20%)
Heath & beauty stores (13%)
Convenience stores (10%)
Supermarkets (57%)

Derivatives, predominantly interest rate swaps, are used to manage exposure to interest rates. The broad policy is to fix or cap between 40% and 60% of the interest exposure on gross outstanding debt. At year-end, US$144 million or 50% of gross debt was fixed with an average tenor of 2.3 years. This excludes swaps maturing in the first quarter of 2004.

The risk of exchange rate movements affecting asset values is significantly offset by entering into local currency borrowings, forward exchange rate transactions and swaps. The Group does not hedge exposure to currency movements that affect the translation of the profits earned in foreign currencies, except to the extent that those profits are expected to be distributed to the holding company. Transactional currency exposures, resulting predominantly from purchases in currencies other than the subsidiaries' reporting currencies, are selectively hedged through forward foreign currency transactions.

Accounting Policies

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), which do not permit the revaluation of leasehold interests in land. Previously, the Group also presented supplementary financial information to reflect the market value of leasehold land. The differences between the two bases for 2003 are as follows:

	IFRS basis	IFRS basis as adjusted to reflect the market value of leasehold land	Difference
Profit attributable to shareholders (US$m)	126	126	–
EPS (US¢)	9.25	9.25	–
Shareholders' funds (US$m)	248	341	93

As the differences in earnings are negligible, the Group has decided to discontinue the supplementary financial information from 2003 onwards in order to simplify the presentation of the financial statements.

In 2003, the Group has adopted various revised International Accounting Standards in advance of their mandatory implementation. Details of these are shown on page 18 under Principal Accounting Policies. There are no effects on profit or shareholders' funds resulting from the adoption of the standards, as the Group was already following the recognition and measurement principles in those standards.

Audit Committee

The Audit Committee comprises Percy Weatherall (Chairman), Jonathan Gould, Brian Keelan, and Norman Lyle in their capacity as non-executive directors of the Group's management company, Dairy Farm Management Services Limited. James Watkins retired as a member of the Audit Committee on 31st December 2003, and Jonathan Gould was appointed as his successor on 1st January 2004.

The Audit Committee receives reports from the external auditors, reviews the interim and annual financial statements, and receives regular reports from the internal audit function. The Committee also reviews the operation and effectiveness of the Group's internal controls and procedures. Executive directors and representatives of the internal and external auditors attend the Committee meetings by invitation.

Howard Mowlem
Group Finance Director

24th February 2004

Directors' Profiles

Simon Keswick
Chairman
Mr Simon Keswick joined the Board and became Chairman in 1986. He joined the Jardine Matheson group in 1962 and is also chairman of Hongkong Land Holdings, Mandarin Oriental, and a director of Jardine Lloyd Thompson, Jardine Matheson and Jardine Strategic. He is also a director of Hanson and The Fleming Mercantile Investment Trust.

Percy Weatherall
Managing Director
Mr Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976. He is chairman of Jardine Matheson Limited, and managing director of Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental.

Ronald J Floto
Managing Director
Mr Floto joined the Board in 1997. He has extensive experience in the retail industry and was formerly executive vice president of Kmart Corporation and president of Super Kmart in the United States.

Howard Mowlem
Group Finance Director
Mr Mowlem was appointed as Group Finance Director in 2001. He first joined the Group in 2000 as finance director, North Asia. He previously held a number of senior financial positions in the Australian retail sector. Mr Mowlem is a Fellow of the Australia Society of CPAs.

Jonathan Gould
Mr Gould joined the Board in January 2004. He was previously a senior corporate partner of Allen & Overy, and was based in Hong Kong between 1988 and 1996. Mr Gould is also a director of Jardine Matheson Limited and Mandarin Oriental.

George Joseph Ho
Mr Ho joined the Board in 1998. He was previously engaged in private law practice in San Francisco and is currently engaged in the broadcasting, multi-media and telecommunications industries. Mr Ho is also chairman of Hong Kong Commercial Broadcasting Company and executive director of ABC Communications (Holdings).

Brian Keelan
Mr Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Hongkong Land Holdings, Jardine Cycle & Carriage, Jardine Matheson, Jardine Strategic, Mandarin Oriental and MCL Land; and a commissioner of Astra International. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Henry Keswick
Mr Henry Keswick joined the Board in 1988. He is chairman of Jardine Matheson, having first joined the Jardine Matheson group in 1961, and is also chairman of Jardine Strategic. He is a director of Hongkong Land Holdings and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Dr George C G Koo
Dr Koo, a Fellow of the Royal College of Surgeons, was appointed as a Director in 1990. He is the founder and managing director of the Hong Kong Lithotripter Centre and a member of the Political Consultative Committee of Chekiang Province of the People's Republic of China. He is also a director of Jardine Strategic.

R C Kwok JP
Mr Kwok is a Chartered Accountant and has been a Director since 1986. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental.

C G R Leach
Mr Leach joined the Board in 1987. He is deputy chairman of Jardine Lloyd Thompson, and a director of Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

Norman Lyle
Mr Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Limited, Jardine Matheson and Jardine Strategic. He is also chairman of the British Chamber of Commerce in Hong Kong.

Owen Price
Mr Price joined The Dairy Farm Group in 1974. He was previously chief executive of Woolworths Ltd, Australia. After 18 years service with Dairy Farm, he retired as joint Managing Director in 1993. Mr Price is also a director of Jardine Cycle & Carriage.

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 US$m	2002 US$m
Sales	2	**3,456.7**	3,354.0
Cost of sales		**(2,414.6)**	(2,375.3)
Gross margin		**1,042.1**	978.7
Other operating income		**11.4**	8.4
Selling and distribution costs		**(778.6)**	(728.8)
Administration and other operating expenses		**(144.5)**	(161.9)
Net profit on sale of Woolworths	3	**-**	230.9
Reversal of closure cost provisions for Franklins	3	**-**	5.2
Property revaluation deficits and impairment charge	4	**-**	(4.0)
Operating profit	4	**130.4**	328.5
Net financing charges	5	**(5.5)**	(3.8)
Share of results of associates and joint ventures	6	**18.2**	26.9
Profit before tax		**143.1**	351.6
Tax	7	**(17.8)**	(9.4)
Profit after tax		**125.3**	342.2

Profit attributable to shareholders		**126.2**	342.8
Loss attributable to minority interests		**(0.9)**	(0.6)
		125.3	342.2

		US¢	US¢
Earnings per share	8		
– Basic		**9.25**	22.41
– Diluted		**9.18**	22.33

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 US$m	2002 US$m
Net Operating Assets			
Goodwill	9	**134.7**	79.0
Tangible assets	10	**502.0**	479.0
Leasehold land payments	11	**42.1**	42.0
Associates and joint ventures	12	**130.8**	135.6
Deferred tax assets	13	**18.7**	10.7
Other non-current assets	14	**30.7**	31.1
Non-current assets		**859.0**	777.4
Stocks		**328.4**	260.2
Debtors and prepayments	16	**88.1**	79.6
Current tax assets		**1.5**	–
Bank balances	17	**163.1**	608.4
Current assets		**581.1**	948.2
Creditors and accruals	18	**(853.4)**	(738.2)
Borrowings	19	**(25.4)**	(2.0)
Current tax liabilities		**(15.9)**	(14.8)
Current liabilities		**(894.7)**	(755.0)
Net current (liabilities)/assets		**(313.6)**	193.2
Long-term borrowings	19	**(262.2)**	(205.9)
Deferred tax liabilities	13	**(29.2)**	(18.4)
Other non-current liabilities	20	**(5.7)**	(6.8)
		248.3	739.5
Total Equity			
Share capital	22	**73.8**	82.3
Share premium	24	**1.4**	24.6
Revenue and other reserves	25	**172.4**	631.1
Shareholders' funds		**247.6**	738.0
Minority interests	27	**0.7**	1.5
		248.3	739.5

PERCY WEATHERALL
RONALD J FLOTO
Directors

24th February 2004

Consolidated Statement of Changes in Equity

for the year ended 31st December 2003

	Note	**2003 US$m**	2002 US$m
At 1st January		**739.5**	526.6
Attributable to minority interests		**(1.5)**	(2.1)
		738.0	524.5
Revaluation of properties			
– Net revaluation (deficit)/surplus	25	**(4.6)**	6.9
– Deferred tax	25	**(0.6)**	0.9
Net exchange translation differences			
– Amount arising in year		**3.6**	18.6
– Disposal of Woolworths	25	**–**	(2.0)
Cash flow hedges			
– Fair value gains/(losses)	25	**1.7**	(4.8)
Net gains recognized directly in equity		**0.1**	19.6
Profit after tax		**125.3**	342.2
Total recognized profit		**125.4**	361.8
Attributable to minority interests		**0.8**	0.6
		126.2	362.4
Dividends	26	**(442.9)**	(14.8)
Exercise of share options	23	**4.0**	1.1
Repurchase of shares	22	**(177.7)**	(135.2)
At 31st December		**247.6**	738.0
Total equity		**248.3**	739.5
Attributable to minority interests		**(0.7)**	(1.5)
Shareholders' funds		**247.6**	738.0

Consolidated Cash Flow Statement
for the year ended 31st December 2003

	Note	2003 US$m	2002 US$m
Operating Activities			
Operating profit	4	**130.4**	328.5
Depreciation and amortization	28(a)	**97.5**	104.7
Other non-cash items	28(b)	**9.0**	(217.1)
Decrease in working capital	28(c)	**31.0**	63.6
Interest received		**5.6**	8.4
Interest and other financing charges paid		**(10.0)**	(12.7)
Tax paid		**(17.1)**	(12.9)
		246.4	262.5
Dividends from associates and joint ventures		**22.2**	23.8
Cash flows from operating activities		**268.6**	286.3
Investing Activities			
Purchase of tangible assets		**(91.5)**	(118.4)
Purchase of subsidiaries	28(d)	**(48.7)**	(23.8)
Store acquisitions	28(e)	**(37.0)**	(0.6)
Purchase of associates and joint ventures		**(1.6)**	(6.0)
Sale of tangible assets		**0.8**	2.4
Sale of Woolworths	28(f)	**–**	275.9
Sale of a joint venture		**2.2**	–
Cash flows from investing activities		**(175.8)**	129.5
Financing Activities			
Issue of shares	23	**4.0**	1.1
Repurchase of shares	22	**(177.7)**	(135.2)
Drawdown of borrowings		**317.1**	201.8
Repayment of borrowings		**(237.7)**	(352.5)
Dividends paid by the Company	26	**(442.9)**	(14.8)
Cash flows from financing activities		**(537.2)**	(299.6)
Effect of exchange rate changes		**0.6**	4.0
Net (decrease)/increase in cash and cash equivalents		**(443.8)**	120.2
Cash and cash equivalents at 1st January		**606.9**	486.7
Cash and cash equivalents at 31st December	28(g)	**163.1**	606.9

Principal Accounting Policies

A. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards ('IAS') and Interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised IAS in 2003:

IAS 1	(revised 2003)	Presentation of Financial Statements
IAS 2	(revised 2003)	Inventories
IAS 8	(revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	(revised 2003)	Events After the Balance Sheet Date
IAS 16	(revised 2003)	Property, Plant and Equipment
IAS 17	(revised 2003)	Leases
IAS 21	(revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24	(revised 2003)	Related Party Disclosures
IAS 27	(revised 2003)	Consolidated and Separate Financial Statements
IAS 28	(revised 2003)	Investments in Associates
IAS 31	(revised 2003)	Interests in Joint Ventures
IAS 32	(revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33	(revised 2003)	Earnings Per Share
IAS 39	(revised 2003)	Financial Instruments: Recognition and Measurement

The above revised standards are applied in advance of their effective dates.

There are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those standards.

The consolidated financial statements are presented in United States Dollars, which is the functional currency of the Company.

The Group's reportable segments are set out in notes 2, 4 and 6.

B. Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated.

(ii) Associates are companies, not being subsidiaries or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

(iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

C. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

D. Impairment

Tangible fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

E. Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisition of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation. Consequently it is expressed in the functional currency of the foreign operation and is translated into United States Dollars at the rate of exchange ruling at the year end. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

F. Tangible fixed assets and depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

F. Tangible fixed assets and depreciation (continued)
Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

Buildings	2% to $3\frac{1}{3}$%
Leasehold improvements	over period of the lease
Plant and machinery	5% – $33\frac{1}{3}$%
Furniture, equipment and motor vehicles	$6\frac{2}{3}$% – $33\frac{1}{3}$%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. The cost of maintenance, repairs and minor equipment is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalized when it is probable that future economic benefits will flow to the Group.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

G. Stocks
Stocks, which primarily comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

H. Debtors
Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

I. Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks, bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

J. Deferred tax
Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

K. Employee benefits
The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

The Group does not make a charge to staff costs in connection with share options issued by the Company under the Senior Executive Share Incentive Schemes.

L. Dividends
Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

M. Sales
Sales consist of the gross value of goods sold to customers. This does not include sales generated by associates and joint ventures.

N. Operating leases
(i) Leasehold land payments are up-front payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and amortized over the period of the lease.

(ii) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

O. Pre-operating costs
Pre-operating costs are expensed as they are incurred.

P. Borrowing costs
Borrowing costs relating to major development projects, mainly hypermarket properties, are capitalized during the construction period until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the assets. All other borrowing costs are expensed as incurred.

Q. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

R. Earnings per share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes shares held by the Trustee under the Senior Executive Share Incentive Schemes. Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

S. Comparatives

The comparative figures have been adjusted to conform with changes in presentation in the current year.

Notes to the Financial Statements

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS	2003 Total US$m	2002 Continuing operations US$m	2002 Discontinued operations US$m	2002 Total US$m
a. Profit and Loss Account				
Sales	**3,456.7**	2,987.2	366.8	3,354.0
Cost of sales	**(2,414.6)**	(2,104.5)	(270.8)	(2,375.3)
Gross margin	**1,042.1**	882.7	96.0	978.7
Other operating income	**11.4**	8.4	–	8.4
Selling and distribution costs	**(778.6)**	(661.9)	(66.9)	(728.8)
Administration and other operating expenses	**(144.5)**	(149.3)	(12.6)	(161.9)
Net profit on sale of Woolworths	**–**	–	230.9	230.9
Reversal of closure cost provisions for Franklins	**–**	–	5.2	5.2
Property revaluation deficits and impairment charge	**–**	(4.0)	–	(4.0)
Operating profit	**130.4**	75.9	252.6	328.5
Net financing charges	**(5.5)**	(2.3)	(1.5)	(3.8)
Share of results of associates and joint ventures	**18.2**	26.9	–	26.9
Profit before tax	**143.1**	100.5	251.1	351.6
Tax	**(17.8)**	(5.0)	(4.4)	(9.4)
Profit after tax	**125.3**	95.5	246.7	342.2

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)	2003 Total US$m	2002 Continuing operations US$m	2002 Discontinued operations US$m	2002 Total US$m
b. Cash Flow Statement				
Operating activities				
Operating profit	**130.4**	75.9	252.6	328.5
Depreciation and amortization	**97.5**	94.8	9.9	104.7
Other non-cash items	**9.0**	18.4	(235.5)	(217.1)
Decrease/(increase) in working capital	**31.0**	80.9	(17.3)	63.6
Interest received	**5.6**	8.2	0.2	8.4
Interest and other financing charges paid	**(10.0)**	(11.0)	(1.7)	(12.7)
Tax paid	**(17.1)**	(10.4)	(2.5)	(12.9)
	246.4	256.8	5.7	262.5
Dividends from associates and joint ventures	**22.2**	23.8	–	23.8
Cash flows from operating activities	**268.6**	280.6	5.7	286.3
Investing activities				
Purchase of tangible assets	**(91.5)**	(110.3)	(8.1)	(118.4)
Purchase of subsidiaries	**(48.7)**	(23.8)	–	(23.8)
Store acquisitions	**(37.0)**	(0.6)	–	(0.6)
Purchase of associates and joint ventures	**(1.6)**	(6.0)	–	(6.0)
Sale of tangible assets	**0.8**	0.9	1.5	2.4
Sale of Woolworths	**–**	–	275.9	275.9
Sale of a joint venture	**2.2**	–	–	–
Cash flows from investing activities	**(175.8)**	(139.8)	269.3	129.5
Financing activities				
Issue of shares	**4.0**	1.1	–	1.1
Repurchase of shares	**(177.7)**	(135.2)	–	(135.2)
Drawdown on borrowings	**317.1**	201.8	–	201.8
Repayment of borrowings	**(237.7)**	(352.5)	–	(352.5)
Intercompany borrowings	**–**	294.7	(294.7)	–
Dividends paid by Company	**(442.9)**	(14.8)	–	(14.8)
Cash flows from financing activities	**(537.2)**	(4.9)	(294.7)	(299.6)
Effect of exchange rate changes	**0.6**	1.9	2.1	4.0
Net (decrease)/increase in cash and cash equivalents	**(443.8)**	137.8	(17.6)	120.2
Cash and cash equivalents at 1st January	**606.9**	469.1	17.6	486.7
Cash and cash equivalents at 31st December	**163.1**	606.9	–	606.9

2. SALES	**2003 US$m**	2002 US$m
Analysis by geographical area:		
Company and subsidiaries		
North Asia	**2,251.3**	1,995.0
South Asia	**1,205.4**	992.2
	3,456.7	2,987.2
Discontinued operations		
New Zealand	**–**	366.8
	3,456.7	3,354.0

Analysis by business:		
Company and subsidiaries		
Supermarkets/hypermarkets	**2,177.8**	1,936.8
Health and beauty stores	**568.6**	466.3
Convenience stores	**573.1**	548.6
Other	**137.2**	35.5
	3,456.7	2,987.2
Discontinued operations		
Supermarkets	**–**	366.8
	3,456.7	3,354.0

Dairy Farm operates in two regions: North Asia and South Asia, and accordingly its primary segment reporting is geographical areas with secondary segment information reported by business. North Asia comprises Hong Kong, Mainland China, Taiwan and South Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

Other segment disclosures on operating profit, share of results of associates and joint ventures, tax, goodwill additions, tangible asset additions, net operating assets, minority interests, depreciation and amortization and other non-cash items are disclosed in notes 4, 6, 7, 9, 10, 21, 27, 28(a) and 28(b) respectively.

3. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

(a) In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party for US$284.7 million, and realized a net profit of US$230.9 million after recognition of a US$2.0 million cumulative exchange gain.

The results and net cash flows of this discontinued operation during 2002 are summarized below:

	US$m
Revenue	366.8
Cost of sales	(270.8)
Gross profit	96.0
Net operating expenses	(79.5)
Operating profit	16.5
Net financing charges	(1.5)
Profit before tax	15.0
Tax	(4.4)
Profit after tax	10.6
Cash flows from operating activities	6.6
Cash flows from investing activities	(6.6)
Cash flows from financing activities	–
Net cash flows	–

(b) The liquidation of Franklins in Australia continued in 2003. Unused closure cost provisions amounting to US$5.2 million were reversed in 2002.

4. OPERATING PROFIT	2003 US$m	2002 US$m
Analysis by geographical area:		
Company and subsidiaries		
North Asia	**78.7**	47.2
South Asia	**61.0**	41.3
	139.7	88.5
Support office	**(9.3)**	(8.6)
	130.4	79.9
Property revaluation deficits and impairment charge	**–**	(4.0)
Discontinued operations		
– Operating results of Woolworths	**–**	16.5
– Net profit on sale of Woolworths	**–**	230.9
– Reversal of closure cost provisions for Franklins	**–**	5.2
	130.4	328.5

4. OPERATING PROFIT (continued)	**2003 US$m**	2002 US$m
Analysis by business:		
Company and subsidiaries		
Supermarkets/hypermarkets	**65.1**	27.2
Health and beauty stores	**41.3**	30.5
Convenience stores	**17.3**	19.4
Property/other	**16.0**	11.4
	139.7	88.5
Support office	**(9.3)**	(8.6)
	130.4	79.9

The following items have been charged/(credited) in arriving at operating profit:

	2003 US$m	2002 US$m
Depreciation of tangible assets	**90.9**	98.4
Amortization of leasehold land payments	**0.5**	0.6
Amortization of goodwill on acquisition of subsidiaries	**6.1**	5.7
Directors' remuneration (refer to page 52)	**4.3**	4.0
Staff costs		
– Salaries and benefits in kind	**288.5**	300.5
– Defined benefit pension plans (note 15)	**10.4**	7.5
– Defined contribution pension plans	**11.5**	9.6
	310.4	317.6
Operating leases		
– Minimum lease payments	**255.6**	247.8
– Contingent rents	**1.7**	0.7
– Subleases	**(8.0)**	(5.7)
	249.3	242.8
Foreign exchange transaction gains	**(0.6)**	(0.7)
Rental income	**(9.3)**	(8.3)

5. NET FINANCING CHARGES	**2003 US$m**	2002 US$m
Interest expense – bank loans and advances	**9.7**	12.0
Interest income	**(4.8)**	(8.7)
Commitment and other fees	**0.6**	0.5
	5.5	3.8

6. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES	2003 US$m	2002 US$m
Analysis by geographical area:		
North Asia	**20.7**	30.4
South Asia	**(2.5)**	(2.0)
	18.2	28.4
Property revaluation deficits	**–**	(1.5)
	18.2	26.9
Analysis by business:		
Restaurants	**21.3**	30.5
Other	**(3.1)**	(2.1)
	18.2	28.4
Property revaluation deficits	**–**	(1.5)
	18.2	26.9

Results are shown after tax and minority interests, and after amortization and impairment of goodwill (note 12).

7. TAX	2003 US$m	2002 US$m
Current tax		
– Charge for the year	**19.3**	19.2
– Over-provision in prior years	**(3.3)**	–
Deferred tax (note 13)	**1.8**	(9.8)
	17.8	9.4
By geographical area		
North Asia	**0.8**	(6.7)
South Asia	**17.0**	11.7
New Zealand	**–**	4.4
	17.8	9.4
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	**23.2**	16.4
Over-provision in prior years	**(3.3)**	–
Other income not subject to tax	**(0.5)**	–
Other expenses not deductible for tax purposes	**6.5**	0.3
Tax losses not recognized	**1.0**	0.7
Temporary differences not recognized	**–**	6.9
Utilization of previously unrecognized tax losses	**(9.5)**	(8.0)
Recognition of previously unrecognized deferred tax assets	**(1.0)**	(7.8)
Withholding tax	**1.4**	0.9
	17.8	9.4

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

8. EARNINGS PER SHARE

Basic earnings per share are calculated on profit attributable to shareholders of US$126.2 million (2002: US$342.8 million) and on the weighted average number of 1,364.5 million (2002: 1,530.0 million) ordinary shares in issue during the year.

Diluted earnings per share are calculated on the weighted average number of 1,374.8 million (2002: 1,535.1 million) ordinary shares in issue during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2003	2002
Weighted average number of shares in issue	**1,364.5**	1,530.0
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**10.3**	5.1
Weighted average number of shares for diluted earnings per share	**1,374.8**	1,535.1

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between profit and underlying profit attributable to shareholders is reconciled as follows:

	2003			2002		
	US$m	**Basic earnings per share US¢**	**Diluted earnings per share US¢**	US$m	Basic earnings per share US¢	Diluted earnings per share US¢
Profit attributable to shareholders	**126.2**	**9.25**	**9.18**	342.8	22.41	22.33
Discontinued operations (note 1)	**–**	**–**	**–**	(246.7)	(16.13)	(16.07)
Property revaluation deficits and impairment charge (notes 4 & 6)	**–**	**–**	**–**	5.5	0.36	0.36
Underlying profit attributable to shareholders	**126.2**	**9.25**	**9.18**	101.6	6.64	6.62

9. GOODWILL

	2003 US$m	2002 US$m
Net book value at 1st January	**79.0**	70.1
Exchange differences	**1.6**	0.8
Additions	**60.2**	13.8
Amortization	**(6.1)**	(5.7)
Net book value at 31st December	**134.7**	79.0
Cost	**158.8**	96.9
Accumulated amortization and impairment	**(24.1)**	(17.9)
	134.7	79.0
Analysis of additions by geographical area:		
North Asia	**9.7**	13.8
South Asia	**50.5**	–
	60.2	13.8

10. TANGIBLE ASSETS	Freehold land & buildings US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2003						
Net book value at 1st January	107.6	78.1	137.9	91.9	63.5	479.0
Exchange differences	0.5	1.1	1.0	0.8	0.4	3.8
New subsidiaries and stores acquired	14.4	11.8	1.5	9.3	4.4	41.4
Additions	7.1	0.8	24.3	26.5	18.4	77.1
Disposals	–	–	(5.5)	(2.2)	(0.7)	(8.4)
Depreciation charge	(1.1)	(2.1)	(41.3)	(26.5)	(19.9)	(90.9)
Net book value at 31st December	**128.5**	**89.7**	**117.9**	**99.8**	**66.1**	**502.0**
Cost or valuation	129.6	91.8	300.3	264.9	217.3	1,003.9
Accumulated depreciation	(1.1)	(2.1)	(182.4)	(165.1)	(151.2)	(501.9)
	128.5	**89.7**	**117.9**	**99.8**	**66.1**	**502.0**
2002						
Net book value at 1st January	92.8	82.4	160.6	137.5	76.2	549.5
Exchange differences	3.4	0.6	3.7	8.7	2.1	18.5
New subsidiaries and stores acquired	–	–	5.4	0.5	1.0	6.9
Additions	33.9	–	35.0	30.7	23.9	123.5
Disposals	(22.2)	–	(29.7)	(56.4)	(10.9)	(119.2)
Depreciation charge	(1.1)	(2.3)	(37.1)	(29.1)	(28.8)	(98.4)
Net revaluation (deficit)/surplus	0.8	(2.6)	–	–	–	(1.8)
Net book value at 31st December	107.6	78.1	137.9	91.9	63.5	479.0
Cost or valuation	107.6	78.1	288.3	233.5	213.1	920.6
Accumulated depreciation	–	–	(150.4)	(141.6)	(149.6)	(441.6)
	107.6	78.1	137.9	91.9	63.5	479.0

	2003 US$m	2002 US$m
Analysis of total additions by geographical area:		
North Asia	**63.7**	59.3
South Asia	**54.8**	63.0
New Zealand	–	8.1
	118.5	130.4

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. The Directors have reviewed the carrying values at 31st December 2003 and are satisfied that there were no material changes to those values.

In 2002, deficits on individual properties below depreciated costs of US$3.3 million have been charged to the consolidated profit and loss account, while a net surplus of US$1.5 million has been taken directly to property revaluation reserves.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$192.6 million (2002: US$158.4 million).

11. LEASEHOLD LAND PAYMENTS	2003 US$m	2002 US$m
Net book value at 1st January	**42.0**	40.9
Exchange differences	**0.6**	2.4
Amortization	**(0.5)**	(0.6)
Impairment charge	**–**	(0.7)
At 31st December	**42.1**	42.0

Leasehold land payments are paid to acquire long-term interests in properties, principally in Hong Kong and Singapore.

12. ASSOCIATES AND JOINT VENTURES	2003 US$m	2002 US$m
Listed associate: PT Hero Supermarket	**23.7**	27.1
Unlisted associates	**98.2**	97.7
Joint ventures	**4.1**	7.1
Share of attributable net assets	**126.0**	131.9
Goodwill on acquisition	**4.8**	6.0
Amount due to a joint venture	**–**	(2.3)
	130.8	135.6
Market value of listed associate	**14.4**	14.9

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

Non-current assets	**117.0**	107.7
Current assets	**95.3**	100.6
Current liabilities	**(78.1)**	(69.6)
Non-current liabilities	**(8.2)**	(6.8)
Net assets	**126.0**	131.9
Sales	**475.6**	454.7
Profit before tax	**23.4**	37.0
Profit after tax	**19.4**	30.2
Capital commitments	**–**	–
Contingent liabilities	**–**	–

12. ASSOCIATES AND JOINT VENTURES (continued)	**2003 US$m**	2002 US$m
Movements of share of attributable net assets for the year:		
At 1st January	**131.9**	111.9
Exchange differences	**2.4**	2.9
Share of results after tax and amortization of goodwill	**19.4**	31.7
Dividends received	**(22.2)**	(23.8)
Additions	**1.6**	5.3
Share of property revaluation (deficit)/surplus (net)	**(4.6)**	3.9
Share of deferred tax on property revaluation	**(0.3)**	–
Disposals	**(2.2)**	–
At 31st December	**126.0**	131.9
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**6.0**	8.7
Exchange differences	**–**	(0.1)
Additions	**–**	0.7
Amortization and impairment charge	**(1.2)**	(3.3)
Net book value at 31st December	**4.8**	6.0

13. DEFERRED TAX	Accelerated tax depreciation US$m	Property revaluation US$m	Tax losses US$m	Other temporary differences US$m	Total US$m
2003					
At 1st January	(8.8)	(4.1)	10.7	(5.5)	(7.7)
Exchange differences	(0.1)	–	0.2	(0.1)	–
New subsidiaries	(0.7)	–	–	–	(0.7)
(Charged)/credited to consolidated profit and loss account (note 7)	(10.3)	–	7.8	0.7	(1.8)
Credited to reserves	–	(0.3)	–	–	(0.3)
At 31st December	**(19.9)**	**(4.4)**	**18.7**	**(4.9)**	**(10.5)**
2002					
At 1st January	(11.4)	(3.6)	3.0	(1.6)	(13.6)
Exchange differences	1.0	(1.5)	–	0.6	0.1
Credited to consolidated profit and loss account (note 7)	1.9	–	7.7	0.2	9.8
Credited to reserves	–	0.9	–	–	0.9
Subsidiaries disposed of	(0.3)	0.1	–	(4.7)	(4.9)
At 31st December	(8.8)	(4.1)	10.7	(5.5)	(7.7)

13. DEFERRED TAX (continued)	**2003 US$m**	2002 US$m
Analysis of net book value:		
Deferred tax assets	**18.7**	10.7
Deferred tax liabilities	**(29.2)**	(18.4)
	(10.5)	(7.7)

Deferred tax assets of US$7.8 million (2002: US$18.1 million) arising from unused tax losses of US$36.2 million (2002: US$101.0 million) have not been recognized in the financial statements. Included in the unused tax losses, US$21.3 million (2002: US$81.9 million) have no expiry date and the balance will expire at various dates up to and including 2008.

14. OTHER NON-CURRENT ASSETS	**2003 US$m**	2002 US$m
Pension assets (note 15)	**29.1**	30.0
Interest rate swaps	**0.6**	–
Other investments	**1.0**	1.1
	30.7	31.1

15. PENSION PLANS

The Group has defined benefit pension plans relating to employees in Hong Kong and Taiwan. These plans are final salary defined benefit plans and the assets of the plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method and the latest actuarial valuation date was 1st January 2004.

The amounts recognized in the consolidated balance sheet are as follows:

	2003 US$m	2002 US$m
Fair value of plan assets	**114.6**	82.7
Present value of funded obligations	**(81.6)**	(79.5)
	33.0	3.2
Present value of unfunded obligations	**(4.2)**	(3.3)
Unrecognized actuarial (gains)/losses	**(2.1)**	28.1
Net pension assets	**26.7**	28.0
Analysis of net pension assets:		
Pension assets (note 14)	**29.1**	30.0
Pension liabilities (note 20)	**(2.4)**	(2.0)
	26.7	28.0
Movements for the year:		
At 1st January	**28.0**	26.6
Exchange differences	**0.1**	–
New subsidiaries	**–**	0.5
Expense recognized in the consolidated profit and loss account (note 4)	**(10.4)**	(7.5)
Contributions paid	**9.0**	8.4
At 31st December	**26.7**	28.0

15. PENSION PLANS (continued)

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2003 Weighted average %	2002 Weighted average %
Discount rate applied to pension obligations	**5.3**	5.8
Expected return on plan assets	**6.0**	6.9
Future salary increases	**4.8**	5.8

The amounts recognized in the consolidated profit and loss account are as follows:

	2003 US$m	2002 US$m
Current service cost	**9.8**	8.4
Interest cost	**4.7**	4.7
Expected return on plan assets	**(5.9)**	(6.2)
Net actuarial losses recognized	**1.7**	0.2
Past service cost	**0.1**	0.4
	10.4	7.5
Actual (surplus)/deficit on plan assets in the year	**(24.7)**	7.0

The above amounts are all recognized in arriving at operating profit and are included in selling and distribution costs and administration expenses.

16. DEBTORS AND PREPAYMENTS	**2003 US$m**	2002 US$m
Trade debtors	**11.6**	11.1
Other debtors	**15.7**	14.6
Prepayments	**11.2**	6.6
Rental and other deposits	**49.6**	47.3
	88.1	79.6

17. BANK BALANCES	**2003 US$m**	2002 US$m
Deposits with banks	**120.5**	552.1
Bank and cash balances	**42.6**	56.3
	163.1	608.4

The weighted average interest rate on deposits with banks is 1.0% (2002: 1.5%).

18. CREDITORS AND ACCRUALS

	2003 US$m	2002 US$m
Trade creditors	**612.6**	515.2
Interest rate swaps	**0.5**	–
Other creditors and accruals	**240.3**	223.0
	853.4	738.2

19. BORROWINGS

	2003 US$m	2002 US$m
Current		
– Bank overdrafts	**–**	1.5
– Other bank advances	**23.7**	0.5
Current portion of long-term bank borrowings	**1.7**	–
	25.4	2.0
Long-term bank borrowings	**262.2**	205.9
	287.6	207.9
Due dates of repayment:		
Within one year	**25.4**	2.0
Between one and two years	**2.2**	14.1
Between two and five years	**95.7**	182.3
Beyond five years	**164.3**	9.5
	287.6	207.9

	Fixed rate borrowings				
Currency	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2003					
Chinese Renminbi	5.1	–	–	1.4	1.4
Hong Kong Dollar	3.5	1.2	135.3	32.4	167.7
Malaysian Ringgit	4.0	2.9	26.3	25.9	52.2
New Taiwan Dollar	2.7	2.7	10.3	11.9	22.2
Singapore Dollar	2.0	2.5	23.5	20.6	44.1
			195.4	**92.2**	**287.6**
2002					
Chinese Renminbi	5.1	–	–	0.5	0.5
Hong Kong Dollar	4.1	1.3	134.6	1.6	136.2
Malaysian Ringgit	4.0	2.2	13.2	14.8	28.0
Singapore Dollar	1.2	–	–	43.2	43.2
			147.8	60.1	207.9

All borrowings are unsecured.

The weighted average interest rates and period of fixed rate borrowings are stated after taking account of hedging transactions.

20. OTHER NON-CURRENT LIABILITIES	**2003 US$m**	2002 US$m
Pension liabilities (note 15)	**2.4**	2.0
Interest rate swaps	**3.3**	4.8
	5.7	6.8

21. NET OPERATING ASSETS	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2003					
By geographical area:					
Company and subsidiaries					
North Asia	576.9	(524.7)	–	(123.6)	(71.4)
South Asia	543.6	(326.1)	–	(169.2)	48.3
Associates and joint ventures					
North Asia	–	–	97.8	–	97.8
South Asia	–	–	33.0	–	33.0
	1,120.5	(850.8)	130.8	(292.8)	107.7
Support Office	4.5	(8.3)	–	144.4	140.6
	1,125.0	**(859.1)**	**130.8**	**(148.4)**	**248.3**
By business:					
Company and subsidiaries					
Retailing	1,112.7	(850.4)	–	(324.3)	(62.0)
Other	7.8	(0.4)	–	31.5	38.9
Associates and joint ventures					
Retailing	–	–	36.6	–	36.6
Restaurants	–	–	94.2	–	94.2
	1,120.5	(850.8)	130.8	(292.8)	107.7
Support Office	4.5	(8.3)	–	144.4	140.6
	1,125.0	**(859.1)**	**130.8**	**(148.4)**	**248.3**

21. NET OPERATING ASSETS (continued)	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2002					
By geographical area:					
Company and subsidiaries					
North Asia	561.7	(468.6)	–	(206.5)	(113.4)
South Asia	407.2	(265.5)	–	(51.4)	90.3
Associates and joint ventures					
North Asia	–	–	98.7	–	98.7
South Asia	–	–	36.9	–	36.9
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	–	637.0	627.0
	969.8	(745.0)	135.6	379.1	739.5
By business:					
Company and subsidiaries					
Retailing	961.9	(733.8)	–	(290.4)	(62.3)
Other	7.0	(0.3)	–	32.5	39.2
Associates and joint ventures					
Retailing	–	–	41.2	–	41.2
Restaurants	–	–	94.4	–	94.4
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	–	637.0	627.0
	969.8	(745.0)	135.6	379.1	739.5

Segment assets include goodwill, tangible assets, leasehold land payments, pension assets, interest rate swaps under other non-current assets, stocks, debtors and prepayments.

Segment liabilities include creditors and accruals and other non-current liabilities.

Associates and joint ventures include share of attributable net assets and unamortized goodwill on acquisition.

Unallocated assets and liabilities include other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

22. SHARE CAPITAL	2003 US$m	2002 US$m
Authorized:		
2,250,000,000 shares of US¢5⁵/₉ each	**125.0**	125.0
500,000 shares of US$800 each	**400.0**	400.0
	525.0	525.0

	Ordinary shares in millions			
	2003	2002	**2003 US$m**	2002 US$m
Issued and fully paid:				
Ordinary shares of US¢5⁵/₉ each				
At 1st January	**1,532.7**	1,707.6	**85.2**	94.9
Issued under share incentive schemes	**1.0**	1.6	**0.1**	0.1
Repurchased and cancelled	**(187.5)**	(176.5)	**(10.5)**	(9.8)
At 31st December	**1,346.2**	1,532.7	**74.8**	85.2
Outstanding under share incentive schemes	**(17.9)**	(51.5)	**(1.0)**	(2.9)
	1,328.3	1,481.2	**73.8**	82.3

In 2003, the Company repurchased and cancelled 158.3 million (2002: 176.5 million) ordinary shares through a tender offer at a total cost of US$177.7 million (2002: US$135.2 million). These were dealt with by charging US$8.8 million (2002: US$9.8 million) to share capital, US$26.9 million (2002: US$125.4 million) to share premium and US$142.0 million (2002: nil) to contributed surplus.

On 31st December 2003, the Company repurchased and cancelled a total of 29.2 million (2002: nil) ordinary shares related to options previously granted under the Senior Executive Share Incentive Schemes which had ceased to be exercisable. These were dealt with by charging US$1.7 million (2002: nil) to share capital and US$28.8 million (2002: nil) to share premium.

23. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase shares in the Company. Under the Schemes shares are issued to the Trustee of the Schemes, The Verandah Trust Company Limited, a wholly-owned subsidiary, which holds the shares until the options are exercised. Shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (note 22) and the premium attached to them is netted off the share premium account (note 24).

Movements for the year

	Ordinary shares in millions			
	2003	2002	**2003 US$m**	2002 US$m
At 1st January	**51.5**	51.8	**48.2**	48.2
Granted	**1.0**	1.6	**1.1**	1.1
Adjustment due to payment of the special dividend (note 24)	**–**	–	**(6.8)**	–
Exercised	**(5.4)**	(1.9)	**(4.0)**	(1.1)
Repurchased and cancelled (note 22)	**(29.2)**	–	**(30.5)**	–
At 31st December	**17.9**	51.5	**8.0**	48.2

Due to payment of the special dividend of US¢30.00 per share during 2003, the exercise prices of outstanding share options were adjusted in order to preserve the value of the share options.

The exercise prices of share options exercised during the year were in the range of US$0.1139 to US$1.2380 (2002: US$0.4465 to US$0.8220) per share.

23. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES (continued)

Outstanding at 31st December

	Exercise price		Ordinary shares in millions	
Expiry date	**2003 US$**	2002 US$	**2003**	2002
2003	**–**	1.6220	**–**	0.6
2004	**1.1310**	1.4720	**–**	–
2005	**0.6861**	1.0000	**0.5**	0.7
2006	**0.5135**	0.8220	**0.1**	0.4
2007	**0.4273**	0.7360 - 0.8735	**4.6**	6.5
2008	**0.8037 - 0.8569**	0.9425 - 1.2920	**1.9**	4.3
2009	**0.7554 - 0.8001**	1.0245 - 1.2380	**1.6**	4.7
2010	**0.1139 - 0.2954**	0.4230 - 0.6045	**3.0**	4.7
2011	**0.1981**	0.5075	**3.7**	5.4
2012	**0.3887**	0.7005	**1.5**	1.6
2013	**0.6455**	–	**1.0**	–
			17.9	28.9
Unallocated	**–**	0.4925 - 1.6730	**–**	22.6
			17.9	51.5

24. SHARE PREMIUM	**2003 US$m**	2002 US$m
At 1st January	**69.9**	194.3
Shares issued under share incentive schemes	**1.0**	1.0
Shares repurchased and cancelled (note 22)	**(55.7)**	(125.4)
Adjustment due to payment of the special dividend (note 23)	**(6.8)**	–
At 31st December	**8.4**	69.9
Outstanding under share incentive schemes	**(7.0)**	(45.3)
	1.4	24.6

25. REVENUE AND OTHER RESERVES	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003						
At 1st January	453.8	28.8	162.1	(4.8)	(8.8)	631.1
Revaluation of properties						
– Net revaluation deficits in an associate	–	(4.6)	–	–	–	(4.6)
– Deferred tax	–	(0.6)	–	–	–	(0.6)
Transfer						
– Additional depreciation transferred upon revaluation	0.2	(0.2)	–	–	–	–
Net exchange translation differences						
– Amount arising in year	–	–	–	–	3.5	3.5
Cash flow hedges						
– Fair value gains	–	–	–	1.7	–	1.7
Profit attributable to shareholders	126.2	–	–	–	–	126.2
Dividends (note 26)	(442.9)	–	–	–	–	(442.9)
Repurchase of shares (note 22)	–	–	(142.0)	–	–	(142.0)
At 31st December	**137.3**	**23.4**	**20.1**	**(3.1)**	**(5.3)**	**172.4**
of which:						
Company	97.0	–	20.1	–	3.0	120.1
Associates and joint ventures	90.4	0.4	–	–	1.4	92.2
2002						
At 1st January	124.9	21.9	162.1	–	(25.4)	283.5
Revaluation of properties						
– Net revaluation surplus	–	6.9	–	–	–	6.9
– Deferred tax	–	0.9	–	–	–	0.9
Transfer						
– Additional depreciation transferred upon revaluation	0.2	(0.2)	–	–	–	–
– Disposal of revalued assets	0.7	(0.7)	–	–	–	–
Net exchange translation differences						
– Amount arising in year	–	–	–	–	18.6	18.6
– Transfer to consolidated profit and loss account on disposal of Woolworths	–	–	–	–	(2.0)	(2.0)
Cash flow hedges						
– Fair value losses	–	–	–	(4.8)	–	(4.8)
Profit attributable to shareholders	342.8	–	–	–	–	342.8
Dividends (note 26)	(14.8)	–	–	–	–	(14.8)
At 31st December	453.8	28.8	162.1	(4.8)	(8.8)	631.1
of which:						
Company	445.5	–	162.1	–	1.1	608.7
Associates and joint ventures	93.1	5.4	–	–	(0.9)	97.6

Property revaluation reserves are non-distributable.

The contributed surplus principally arose from the conversion of convertible preference shares in 1989 and, under the Bye-Laws of the Company, is distributable.

26. DIVIDENDS	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢2.00 (2001: nil) per share	**26.5**	–
Interim dividend in respect of 2003 of US¢1.40 (2002: US¢1.00) per share	**18.5**	14.8
	45.0	14.8
Special dividend of US¢30.00 per share	**397.9**	–
	442.9	14.8

A final dividend in respect of 2003 of US¢3.20 (2002: US¢2.00) per share amounting to a total of US$42.5 million (2002: US$26.5 million) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

27. MINORITY INTERESTS	2003 US$m	2002 US$m
By geographical area:		
North Asia	**0.7**	1.5
Movement for the year:		
At 1st January	**1.5**	2.1
Exchange differences	**0.1**	–
Attributable loss	**(0.9)**	(0.6)
At 31st December	**0.7**	1.5

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2003 US$m	2002 US$m
a. Depreciation and amortization		
By geographical area:		
North Asia	**69.8**	71.0
South Asia	**27.7**	23.8
New Zealand	**–**	9.9
	97.5	104.7
b. Other non-cash items		
Net profit on sale of Woolworths	**–**	(230.9)
Reversal of closure cost provisions for Franklins	**–**	(5.2)
Property revaluation deficits and impairment charge	**–**	4.0
Loss on sale of tangible assets	**7.6**	15.9
Other	**1.4**	(0.9)
	9.0	(217.1)
By geographical area:		
North Asia	**8.6**	17.0
South Asia	**0.4**	1.4
New Zealand	**–**	(230.3)
Australia	**–**	(5.2)
	9.0	(217.1)
c. Decrease in working capital		
Increase in stocks	**(52.8)**	(3.4)
(Increase)/decrease in debtors and prepayments	**(2.2)**	49.8
Increase in creditors and accruals	**86.0**	17.2
	31.0	63.6
d. Purchase of subsidiaries		
Tangible assets	**18.2**	6.6
Current assets	**21.5**	22.8
Current liabilities	**(33.9)**	(20.6)
Other non-current (liabilities)/assets	**(0.7)**	0.5
Fair value at acquisition	**5.1**	9.3
Goodwill	**47.4**	13.5
Total consideration	**52.5**	22.8
Cash and cash equivalents of subsidiaries acquired	**(3.3)**	1.0
Adjustment for deferred consideration	**(0.5)**	–
Net cash outflow	**48.7**	23.8

In November 2003, the Group acquired a 100% interest in Shop N Save Pte Limited, which operates a 35-store supermarket chain in Singapore, from a third party.

In October 2002, the Group acquired a 100% interest in IKEA's franchisee businesses in Hong Kong and Taiwan from Jardine Pacific.

The sales and operating losses in respect of subsidiaries acquired during the year amounted to US$15.6 million and US$0.7 million respectively.

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)	2003 US$m	2002 US$m
e. Store acquisitions		
Tangible assets	**23.2**	0.3
Current assets	**2.7**	–
Fair value at acquisition	**25.9**	0.3
Goodwill	**12.8**	0.3
Total consideration	**38.7**	0.6
Adjustment for deferred consideration	**(1.7)**	–
Net cash outflow	**37.0**	0.6

In March 2003, Wellcome Taiwan Company Limited, a wholly-owned subsidiary, acquired the store operating assets of 22 supermarkets and seven related properties from a third party.

In July 2003, Giant TMC Bhd, a wholly-owned subsidiary, acquired the store operating assets of 32 supermarkets from a third party.

The sales and operating losses of these stores acquired during the year amounted to US$79.4 million and US$0.2 million respectively.

	2002 US$m
f. Sale of Woolworths	
Tangible assets	100.8
Other non-current assets	4.9
Current assets	62.3
Current liabilities	(63.3)
Long-term borrowings	(48.9)
Net assets disposed of	55.8
Cumulative exchange gain	(2.0)
Net gain on disposal	230.9
Sale proceeds	284.7
Cash and cash equivalents disposed of	(8.8)
Net cash inflow	275.9

In June 2002, the Group completed the sale of its 100% interest in Woolworths to a third party.

	2003 US$m	2002 US$m
g. Analysis of balances of cash and cash equivalents		
Bank balances (note 17)	**163.1**	608.4
Bank overdrafts (note 19)	**–**	(1.5)
	163.1	606.9

29. FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investment in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps and caps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of derivative financial instruments at 31st December are as follows:

	2003		2002	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– interest rate swaps	**0.6**	**3.8**	–	4.8

29. FINANCIAL INSTRUMENTS (continued)

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2003 were US$55.0 million (2002: US$65.1 million).

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2003 were US$195.4 million (2002: US$147.8 million).

The due dates of interest rate swaps at 31st December were as follows:

	2003 US$m	2002 US$m
Within one year	**51.5**	32.1
Between one and five years	**143.9**	115.7
	195.4	147.8

At 31st December 2003, the fixed interest rates relating to interest rate swaps vary from 1.1% to 5.0% (2002: 2.6% to 5.0%).

30. COMMITMENTS	**2003 US$m**	2002 US$m
Capital commitments		
Authorized not contracted	**20.5**	58.8
Contracted not provided	**1.5**	–
	22.0	58.8
Operating lease commitments		
Total commitments under operating leases		
Due within one year	**245.7**	225.7
Due between one and five years	**382.8**	355.8
Due beyond five years	**26.5**	26.4
	655.0	607.9

Total future sublease payments receivable relating to the above operating leases amounted to US$10.9 million (2002: US$13.1 million).

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

31. CONTINGENT LIABILITIES

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

32. RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate parent company is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures, and with Jardine Matheson Holdings Limited and its subsidiary undertakings, associates and joint ventures. All of such transactions are considered to be immaterial in the context of the Group.

Under the terms of a Management Services Agreement, the Group pays a management fee to Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, based on 0.5% per annum of the Group's profit attributable to shareholders in consideration for certain management consultancy services provided by Jardine Matheson Limited.

Details of Directors' emoluments (being the key management personnel compensation) are shown on page 52 under the heading of Directors' Appointments, Emoluments and Service Contracts.

33. SUMMARIZED BALANCE SHEET OF THE COMPANY

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2003 US$m	2002 US$m
Subsidiaries, at cost less provision	**203.3**	763.6
Other investments	**0.4**	0.4
Current liabilities	**(0.4)**	(0.2)
Net operating assets	**203.3**	763.8
Share capital (note 22)	**74.8**	85.2
Share premium (note 24)	**8.4**	69.9
Revenue and other reserves (note 25)	**120.1**	608.7
Shareholders' funds	**203.3**	763.8

34. PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

A list of principal subsidiaries, associates and joint ventures is presented on page 49.

Independent Auditors' Report

To the members of Dairy Farm International Holdings Limited

We have audited the accompanying consolidated balance sheet of Dairy Farm International Holdings Limited and its subsidiaries ('the Group') as at 31st December 2003, and the related consolidated profit and loss account, cash flows, statement of changes in equity and related notes for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as at 31st December 2003, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and the Bermuda Companies Act.

PRICEWATERHOUSECOOPERS LLP
London
United Kingdom

24th February 2004

Five Year Summary

	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Sales and Profit					
Sales*	**3,456.7**	2,987.2	2,801.7	2,572.3	2,188.1
Sales including associates*	**4,498.7**	3,964.7	3,713.8	3,483.3	3,017.6
Net profit/(loss)	**126.2**	342.8	29.8	(171.5)	37.0
Underlying profit	**126.2**	101.6	33.1	8.3	81.5
Earnings/(loss) per share (US¢)	**9.25**	22.41	1.80	(10.36)	2.06
Underlying earnings per share (US¢)	**9.25**	6.64	2.00	0.50	4.54
Dividends per share (US¢)	**4.60**	3.00	–	–	6.00

* *Continuing operations*

	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Balance Sheet					
Goodwill	**134.7**	79.0	70.1	72.4	86.9
Tangible assets	**502.0**	479.0	549.5	740.7	944.2
Leasehold land payments	**42.1**	42.0	40.9	41.4	42.7
Associates and joint ventures	**130.8**	135.6	117.0	114.5	137.3
Other non-current assets	**49.4**	41.8	36.6	40.6	31.9
Net current (liabilities)/assets	**(313.6)**	193.2	86.5	219.5	(43.0)
Long-term borrowings	**(262.2)**	(205.9)	(351.6)	(735.6)	(439.7)
Other non-current liabilities	**(34.9)**	(25.2)	(22.4)	(30.6)	(27.0)
Net operating assets	**248.3**	739.5	526.6	462.9	733.3
Shareholders' funds	**247.6**	738.0	524.5	459.7	728.2
Minority interests	**0.7**	1.5	2.1	3.2	5.1
Total equity	**248.3**	739.5	526.6	462.9	733.3
Net asset value per share (US¢)	**18.69**	49.93	31.80	27.96	44.29
Cash Flows					
Cash flows from operating activities	**268.6**	286.3	158.0	191.7	238.4
Cash flows from investing activities	**(175.8)**	129.5	153.5	(193.5)	(339.8)
Cash flows before financing activities	**92.8**	415.8	311.5	(1.8)	(101.4)
Cash flow per share from operating activities (US¢)	**19.68**	18.71	9.54	11.58	13.28

Principal Subsidiaries, Associates and Joint Ventures
at 31st December 2003

Company name	Country of incorporation	Particulars of issued capital			Attributable interests (%) 2003	2002	Nature of business
Dairy Farm Management Limited**	Bermuda	HKD USD	100,000 100	Ordinary Ordinary	**100**	100	Holding company
Dairy Farm Management Services Limited**	Bermuda	USD	12,000	Ordinary	**100**	100	Group management
DFI Treasury Limited**	British Virgin Islands	USD	1	Ordinary	**100**	100	Treasury company
NORTH ASIA							
Guangdong Sai Yi Convenience Stores Limited	Mainland China	HKD	50,000,000	Ordinary	**65**	65	Convenience stores
Asian Food Industries (Properties) Limited	Hong Kong	HKD	10,000,000	Ordinary	**100**	100	Property
Hayselton Enterprises Limited	Hong Kong	HKD	2	Ordinary	**100**	100	Holding company
Maxim's Caterers Limited*	Hong Kong	HKD	60,000,000	Ordinary	**50**	50	Restaurants
The Dairy Farm Company, Limited	Hong Kong	HKD	60,000,000	Ordinary	**100**	100	Investment holding, supermarkets, convenience stores, health and beauty and home furnishings stores
The Hong Kong Ice & Cold Storage Company Limited	Hong Kong	HKD	500,000	Ordinary	**100**	100	Ice manufacturing and cold store
Wellcome Company Limited	Hong Kong	HKD	255,000	Ordinary	**100**	100	Property and food processing
Wellcome Taiwan Company Limited	Taiwan	TWD	1,300,000,000	Ordinary	**100**	100	Supermarkets
Jardine Consumer Marketing Services Taiwan Limited	Taiwan	TWD	171,000,000	Ordinary	**100**	100	Home furnishings stores
CJ Olive Young Limited*	Korea	KRW	12,100,000,000	Ordinary	**50**	50	Health and beauty stores
SOUTH ASIA							
Guardian Pharmacy (Malaysia) Sdn Bhd	Malaysia	MYR	12,000,000	Ordinary	**100**	100	Pharmacies
Giant TMC Bhd	Malaysia	MYR	19,669,914	Ordinary	**100**	100	Supermarkets and hypermarkets
Cold Storage Singapore (1983) Pte Limited	Singapore	SGD	25,685,000	Ordinary	**100**	100	Supermarkets, hypermarkets pharmacies and convenience stores
Shop N Save Pte Limited	Singapore	SGD	19,400,000	Ordinary	**100**	–	Supermarkets
PT Hero Supermarket Tbk*	Indonesia	IDR	164,710,000,000	Ordinary	**37**	37	Supermarkets, hypermarkets pharmacies and convenience stores
Foodworld Supermarkets Limited*	India	INR	630,613,000	Ordinary	**49**	49	Supermarkets
RPG Guardian Private Limited*	India	INR	110,000,000	Ordinary	**50**	50	Health and beauty stores

* *Associates or joint ventures. All other companies are subsidiaries.*

** *Owned directly.*

Corporate Governance

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and Other Internal Controls

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Dairy Farm's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organizational and compliance issues, and has in place an organizational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Dairy Farm Management Services Limited.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also have access to the full Board, in addition to the Group Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit and the audits conducted by the internal audit department. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2003, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its holding companies, Jardine Strategic Holdings Limited ('Jardine Strategic') and Jardine Matheson Holdings Limited ('Jardine Matheson'), and fellow subsidiary Mandarin Oriental International Limited ('Mandarin Oriental'). These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Jardine Matheson	Mandarin Oriental
Simon Keswick	66,087	7,181	9,081,692#	19,858
		19,661*	2,722,552*	
Percy Weatherall	579,981	78,750	31,594,132#	–
			222,857*	
Ronald J Floto	714,600	10,000	–	–
George Joseph Ho	103,500	–	–	–
Brian Keelan	163,800	250,000	39,567	115,000
Henry Keswick	–	–	11,143,325#	–
			55,366*	
Dr George C G Koo	37,483	136,283	20,482	37,825
R C Kwok	94,424	72,015	73,479	45,898
C G R Leach	–	52,962	884,445	–
Norman Lyle	99,900	–	–	100,000
Owen Price	56,614	–	–	–

* *non-beneficial.*

\# *includes 2,269,585 ordinary shares held by a family trust in which Simon Keswick, Percy Weatherall and Henry Keswick each has a discloseable interest.*

In addition:

a) At 31st December 2003, Ronald J Floto and Howard Mowlem held options in respect of 6,154,137 and 1,200,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

b) At 31st December 2003, Percy Weatherall, Brian Keelan and Norman Lyle held options in respect of 585,000, 850,000 and 700,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

c) At 31st December 2003, Simon Keswick, Percy Weatherall, Brian Keelan, Henry Keswick, R C Kwok, C G R Leach and Norman Lyle had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries (the '1947 Trust Shares'). On 1st January 2004, the date of his appointment, Jonathan Gould also had a deemed interest in the 1947 Trust Shares.

d) On 3rd March 2004, Howard Mowlem was granted options in respect of a further 150,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.

e) On 4th March 2004, Jonathan Gould was granted options in respect of 150,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 5th March 2004.

Directors' Appointments, Emoluments and Service Contracts

On 31st December 2003, James Watkins retired from the Board and on 1st January 2004, Jonathan Gould was appointed as a Director of the Company. In accordance with Bye-Law 85, Brian Keelan, C G R Leach and Norman Lyle retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 92, Jonathan Gould will also retire and, being eligible, offers himself for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2003, the Directors received US$4.3 million (2002: US$4.0 million) in employee benefits, being US$3.9 million (2002: US$3.7 million) in short-term employee benefits including salary, bonuses, accommodation and deemed benefits in kind and US$0.4 million (2002: US$0.3 million) in post-employment benefits. *The information set out in this paragraph forms part of the audited financial statements.*

A motion to increase the Directors' fees to US$25,000 each per annum and the fees for the Chairman and Managing Director to US$35,000 each per annum, save that salaried executives shall not be eligible for such fees, with effect from 1st January 2004 will be proposed at the forthcoming Annual General Meeting.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 1,048,263,708 ordinary shares representing 77.85% of the Company's current issued ordinary share capital. By virtue of its interest in Jardine Strategic, Jardine Matheson was deemed to be interested in the same number of ordinary shares. Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 5th March 2004.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 7th May 2003, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 31st March 2003, the Company repurchased and cancelled 158,326,301 ordinary shares of the Company for an aggregate consideration of US$174 million. The ordinary shares were repurchased pursuant to a Tender Offer at a price of US$1.10 per ordinary share. The repurchased ordinary shares represented some 10.3% of the Company's issued ordinary share capital.

In addition, on 31st December 2003, the Company repurchased and cancelled 29,161,000 ordinary shares representing some 2.1% of the Company's issued ordinary share capital for an aggregate consideration of US$30.4 million from The Verandah Trust Company Limited, a subsidiary and trustee of the Company's Senior Executive Share Incentive Schemes. The ordinary shares repurchased related to options previously granted under the Company's Senior Executive Share Incentive Schemes which had ceased to be exercisable. The repurchase was carried out in accordance with the Schemes' rules at the respective issue prices.

Arrangements under which Shareholders have Agreed to Waive Dividends

The Verandah Trust Company Limited has waived the interim and special dividends and has undertaken to waive the recommended final dividend for 2003 in respect of the ordinary shares in which it is interested as trustee of the Company's Senior Executive Share Incentive Schemes.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 32 to the financial statements on page 46.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2004 Annual General Meeting to be held on 5th May 2004 are contained in the Notice of Meeting which accompanies this report.

Shareholder Information

Financial Calendar

2003 full-year results announced	24th February 2004
Share registers closed	15th to 19th March 2004
Annual General Meeting to be held	5th May 2004
2003 final dividend payable	12th May 2004
2004 half-year results to be announced	3rd August 2004*
Share registers to be closed	30th August to 3rd September 2004*
2004 interim dividend payable	20th October 2004*

* *Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 23rd April 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th April 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Limited
P O Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Limited
P O Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
England

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

Press releases and other financial information on the Company can be accessed through the Internet at 'www.dairyfarmgroup.com'.

Retail Outlets Summary

As at 31st December

	2003	2002	2001	2000	1999
Hong Kong					
• Wellcome supermarkets	**243**	247	252	237	233
• 7-Eleven convenience stores	**484**	477	444	414	380
• Mannings health and beauty stores	**204**	189	179	161	146
• IKEA home furnishings stores	**4**	4	–	–	–
• Maxim's					
Chinese restaurants	**62**	64	62	64	64
Fast food/Catering services	**91**	97	94	93	76
Cake shops/Bakeries	**137**	132	128	127	125
European restaurants and other	**28**	26	25	31	28
Starbucks	**42**	35	24	9	–
India					
• Foodworld supermarkets	**92**	84	71	51	32
• Health and Glow health and beauty stores	**23**	16	16	19	10
Indonesia					
• Hero supermarkets	**105**	91	83	79	77
• Giant hypermarkets	**6**	2	–	–	–
• Guardian health and beauty stores	**72**	69	57	38	25
• Starmart convenience stores	**39**	38	31	26	24
Korea					
• Olive Young health and beauty stores	**12**	5	–	–	–
Mainland China					
• 7-Eleven convenience stores, Guangzhou and Shenzhen	**150**	127	72	50	50
• Maxim's					
Starbucks	**4**	2	–	–	–
Other	**5**	5	3	2	17
Malaysia					
• Giant/Cold Storage supermarkets	**47**	11	11	10	11
• Giant hypermarkets	**9**	8	5	2	2
• Guardian health and beauty stores	**123**	96	80	64	57
• Photo Finish stores	**7**	6	3	–	–
Singapore					
• Cold Storage/Shop N Save supermarkets	**75**	38	35	34	33
• Giant hypermarkets	**4**	3	2	1	–
• 7-Eleven convenience stores	**206**	173	156	124	109
• Guardian health and beauty stores	**107**	102	93	87	55
• Photo Finish/Handifix stores	**41**	41	44	47	36
Taiwan					
• Wellcome supermarkets	**154**	122	111	104	94
• IKEA home furnishings store	**1**	1	–	–	–
Total	**2,577**	2,311	2,081	1,874	1,684

Note: Includes associates and joint ventures and excludes discontinued operations.

Management and Offices

MANAGEMENT

Ronald J Floto	*Group Chief Executive*
Howard Mowlem	*Group Finance Director*
Michael Kok	*Regional Director, South Asia*
Ed Chan	*Regional Director, North Asia*

OFFICE
7/F Devon House, Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
P O Box 286, GPO
Tel : (852) 2299 1888
Fax : (852) 2299 4888

SOUTH ASIA
1 Sophia Road #06-38
Peace Centre, Singapore 228149
Tel : (65) 6337 2766
Fax : (65) 6339 0398
Michael Kok

Malaysia
Giant TMC Bhd
Mezzanine Floor
Giant Hypermarket Shah Alam Stadium
Lot 2, Persiaran Sukan, Seksyen 13
40100 Shah Alam
Selangor Darul Ehsan
Tel : (603) 5544 8888
Fax : (603) 5511 0164
John Coyle

Singapore
Cold Storage Singapore (1983) Pte Ltd
1 Sophia Road #06-38
Peace Centre, Singapore 228149
Tel : (65) 6337 2766
Fax : (65) 6339 0398
Gary Dunwell

India
Foodworld Supermarkets Ltd*
RPG Guardian Ltd*
Spencer Plaza, 4th Floor
769, Anna Salai, Chennai-600 002
Tel : (91 44) 2852 3611
Fax : (91 44) 2852 3691
Ramesh Ramanathan

Indonesia
PT Hero Supermarket Tbk*
Jl. Jend. Gatot Subroto No. 177A
Kav. 64, 12870 Jakarta
Tel : (62 21) 837 88388
Fax : (62 21) 831 7734
Ipung Kurnia

NORTH ASIA
7/F Devon House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong
Tel : (852) 2299 1888
Fax : (852) 2299 4888
Ed Chan

Hong Kong
The Dairy Farm Company, Ltd
5/F Devon House
Taikoo Place
979 King's Road
Quarry Bay
Tel : (852) 2299 3388
Fax : (852) 2299 2388
Ed Chan

Maxim's Caterers Ltd*†
3505, Gloucester Tower
Landmark
Central
Tel : (852) 2523 4107
Fax : (852) 2845 0715
James T Wu

Mainland China
Guangdong Sai Yi Convenience Stores Ltd
3/F Guangdong Mechanical Sub-Building
185 Yue Hua Road
Yue Xiu District
Guangzhou
Tel : (86 20) 8364 7118
Fax : (86 20) 8364 7436
John Ma

Taiwan
Wellcome Taiwan Company Ltd
2nd Floor
175 Hua Ling Street
Shih Lin
Taipei
Tel : (886 2) 2883 9489
Fax : (886 2) 2881 7050
Alex Tay

IKEA, Taiwan
Room B, 10/F
No. 337, Section 3
Nanking East Road
Taipei
Taiwan R.O.C.
Tel : (886 2) 8712 9899
Fax : (886 2) 8712 7866
Brian Tuson

South Korea
CJ Olive Young Ltd*
441, Chunglim-dong
Chung-ku, Seoul
Korea, 100-791
Tel : (822) 6740 0014
Fax : (822) 6740 1026
In-Sung Park

* *Associates or joint ventures.*

† *Starbucks stores in Hong Kong, Macau, Guangzhou and Shenzhen are operated by Coffee Concepts (Hong Kong) Limited and Coffee Concepts (Southern China) Limited, joint venture companies between Hong Kong Maxim's group and Starbucks Coffee International, Inc.*